[redacted]

10027441

UNITED STATES
UTIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence	NY	14031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Keefe, CPA — (716)580-1551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio & Co LLP
(Name – *if individual, state last, first, middle name*)

6400 Sheridan Drive, Suite 230		Williamsville, NY 14221	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELAINE M WIENCKOWSKI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 10/31/2010
01WI4637604

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2009 and 2008 Together with Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2009 AND 2008

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 24, 2010

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying statements of financial condition of Niagara International Capital Limited (a New York S-corporation) as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Exhibits I and II are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information in all Exhibits has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 139,993	$ 136,606
Interest receivable	6,245	-
Accounts receivable	175,677	514,750
Prepaid expenses	9,141	-
Employee receivable	60,988	20,988
Total current assets	392,044	672,344
OFFICE EQUIPMENT, net	3,269	4,301
OTHER ASSETS:		
Note receivable	121,250	-
Investments	105,770	50,000
Restricted Raymond James Account	26,480	26,406
Total other assets	253,500	76,406
	$ 648,813	$ 753,051
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 58,301	$ 10,000
Loan payable to affiliate	110,924	800
Total liabilities	169,225	10,800
SHAREHOLDERS' EQUITY:		
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000	5,000
Additional paid in capital	184,165	184,165
Accumulated earnings	368,818	558,798
	557,983	747,963
Other comprehensive loss	(78,395)	(5,712)
Total shareholders' equity	479,588	742,251
	$ 648,813	$ 753,051

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE:		
Commission income	$ 95,418	$ 115,613
Consulting income	1,151,415	940,268
Insurance commission income	19,982	690,931
Total revenue	1,266,815	1,746,812
OPERATING EXPENSES:		
General and administrative expenses	1,234,278	979,375
Income from operations	32,537	767,437
OTHER INCOME (EXPENSE):		
Rental income	35,029	-
Interest income	12,963	978
Dividend income	24	452
Interest expense	(533)	(2,633)
Net income	80,020	766,234
Other comprehensive loss - unrealized loss on investments	(72,683)	(1,495)
Comprehensive income	$ 7,337	$ 764,739

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock and Additional Paid in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2008	$ 189,165	$ (87,436)	$ (4,217)	$ 97,512
Capital distributions	-	(120,000)	-	(120,000)
Net income	-	766,234	-	766,234
Other comprehensive loss	-	-	(1,495)	(1,495)
BALANCE - December 31, 2008	189,165	558,798	(5,712)	742,251
Capital distributions	-	(270,000)	-	(270,000)
Net income	-	80,020	-	80,020
Other comprehensive loss	-	-	(72,683)	(72,683)
BALANCE - December 31, 2009	$ 189,165	$ 368,818	$ (78,395)	$ 479,588

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$ 80,020	$ 766,234
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation	1,632	1,446
Dividends - restricted	(24)	(452)
Investment in Javo Beverage Company	(151,562)	-
Changes in:		
Interest receivable	(6,245)	-
Accounts receivable	339,073	(514,750)
Prepaid expenses and other current assets	(9,141)	8,798
Note receivable	(121,250)	-
Accounts payable	48,301	1,000
Net cash flow from operating activities	180,804	262,276
CASH FLOW FROM INVESTING ACTIVITIES:		
Partial payout of Turnpike Global Technology shares	23,043	-
Borrowings - employee receivable	(40,000)	-
Repayments - employee receivable	-	6,012
Investment in Emerge VC	-	(25,000)
Purchases of office equipment	(584)	(901)
Net cash flow from investing activities	(17,541)	(19,889)
CASH FLOW FROM FINANCING ACTIVITIES:		
Capital distributions	(270,000)	(120,000)
Repayments of loan payable to affiliate	(440,875)	(595,665)
Borrowings on loan payable to affiliate	550,999	537,495
Net cash flow from financing activities	(159,876)	(178,170)
NET CHANGE IN CASH	3,387	64,217
CASH - beginning of year	136,606	72,389
CASH - end of year	$ 139,993	$ 136,606

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash and Equivalents
The Company maintains cash in bank demand deposit accounts and money market funds, which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash. The fair value of the money market funds at December 31, 2009 and 2008 is $129,941 and 120,941, respectively, which is further discussed in Note 7.

Accounts Receivable
Accounts receivable at December 31, 2009 and 2008 consisted of amounts outstanding from consulting and insurance contracts completed during each respective year. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2009 and 2008, the Company considered all receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Revenue Recognition
Commission income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed.

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Maintenance and repairs are charged to operations as incurred.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $0 and $413 for the years ended December 31, 2009 and 2008, respectively.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's investments consist of money market funds, equity securities and private equity investments. Investments in money market funds, equity securities and one of the private equity investments are presented at fair value. The other private equity investment is recorded at cost, which approximates fair value. See Note 7 for discussion of fair value measurements.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and New York State tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN 48 now known as ASC Section 740). This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. ASC Section 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company adopted the provisions of ASC Section 740 on January 1, 2009 and there was no impact on the Company's financial statements. At the date of adoption and as of December 31, 2009, the Company does not have a liability for unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2006.

3. RELATED PARTY TRANSACTIONS

The Company has a $150,000 line of credit with a company affiliated through common ownership. The line of credit is in place to provide working capital to the Company. Also, the employees of the Company are paid through this affiliate and the Company reimburses them on a monthly basis. Amounts borrowed bear interest at the applicable federal rate. This facility is unsecured and due on demand. There was $110,924 and $800 outstanding at December 31, 2009 and 2008, respectively. The shareholders of the affiliate and the Company are the same. The employees of the Company also participate in the retirement plan of this affiliate.

Included in accounts receivable at December 31, 2009 and 2008 is $12,082 and $2,500, respectively, owed from a company related through common ownership.

The Company leases office equipment from a company related through common ownership with rentals of $155 per month (plus taxes and insurance) for 60 months that commenced in 2006. Rent expense for the years ended December 31, 2009 and 2008 amounted to $1,866 and $2,405, respectively. Future minimum lease payments under this noncancellable operating lease are:

2010	$	1,860
2011	$	310

4. NEW YORK CITY OPERATIONS

The Company has entered into agreements with several individuals in New York City to act as registered representatives of the Company in order to assist in executing investment banking contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commissions and consulting fees under these agreements amount to $561,752 and $191,890 for the years ended December 31, 2009 and 2008, respectively.

The Company also agreed to pay certain operational fees, including a portion of the rent for the office space. The Company paid rent payments for office space in the amount of $3,728 and $24,118 for the years ended December 31, 2009 and 2008, respectively. The Company is not a party to the office lease.

5. LEASE AGREEMENT

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. For September 1, 2009 through August 31, 2010 monthly payments under this lease are $1,010. For October 1, 2008 through August 31, 2009, monthly payments under this lease were $961. For January 1, 2008 through September 30, 2008 and 2008, monthly payments under this lease were $916. Rent expense for the years ended December 31, 2009 and 2008 was $11,728 and $11,127, respectively.

6. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2009	2008
Computers	$ 8,207	$ 7,607
Less: Accumulated depreciation	(4,938)	(3,306)
	$ 3,269	$ 4,301

7. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820, *Fair Value Measurements and Disclosures* establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three levels of the fair value hierarchy under ASC Section 820 are described below:

7. **FAIR VALUE MEASUREMENTS (Continued)**

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company's equity securities are valued using level 1 inputs.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Company's money market funds are valued using level 2 inputs.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's private equity investments are valued using level 3 inputs.

The availability of observable inputs can vary and are affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Equity securities - Javo Beverage Company: Valued based on quoted market prices in active markets. See further information regarding this investment in Note 14.

Money market funds: Valued under the amortized cost method which approximates fair value.

Private equity investment - Turnpike Global Technologies: Valued using management's assumptions about the assumptions market participants would utilize in pricing the asset. See further information regarding this investment in Note 15.

Private equity investment - Emerge VC: Valued at cost, which approximates fair value.

7. FAIR VALUE MEASUREMENTS (Continued)

The following sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 78,813	$ -	$ -	$ 78,813
Money market funds - restricted	-	26,480	-	26,480
Money market funds - cash equivalents	-	129,941	-	129,941
Private equity invest - Emerge VC	-	-	25,000	25,000
Private equity invest - Turnpike	-	-	1,957	1,957
	$ 78,813	$ 156,421	$ 26,957	$ 262,191

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 851	$ -	$ -	$ 851
Money market funds - restricted	-	25,555	-	25,555
Money market funds - cash equivalents	-	120,941	-	120,941
Private equity invest - Emerge VC	-	-	25,000	25,000
Private equity invest - Turnpike	-	-	25,000	25,000
	$ 851	$ 146,496	$ 50,000	$ 197,347

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets
	Year Ended December 31, 2009
	Private Equity Investments
Balance - January 1, 2008	$ 25,000
Purchases, sales, issuances and settlements	25,000
Balance - December 31, 2008	50,000
Purchases, sales, issuances and settlements	(23,043)
Balance - December 31, 2009	$ 26,957

8. INVESTMENTS

Cost and fair value of investments at December 31, 2009 and 2008, are as follows:

	December 31, 2009				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 151,562	$ -	$ -	$ 72,749	$ 78,813
Money market funds - restricted	26,406	8	66	-	26,480
Money market funds - cash equivalents	129,925	16	-	-	129,941
Private equity invest.	26,957	-	-	-	26,957
	$ 334,850	$ 24	$ 66	$ 72,749	$ 262,191

	December 31, 2008				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Equity securities	$ 2,346	$ -	$ -	$ 1,495	$ 851
Money market funds - restricted	25,103	452	-	-	25,555
Money market funds - cash equivalents	120,941	-	-	-	120,941
Private equity invest	50,000	-	-	-	50,000
	$ 198,390	$ 452	$ -	$ 1,495	$ 197,347

Net unrealized losses for the years ended December 31, 2009 and 2008 have been included in other comprehensive income.

9. RESTRICTED RAYMOND JAMES ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in a restricted account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2009 and 2008 consisted of an investment in a money market fund which is discussed in Note 7 and Note 8.

10. EMPLOYEE RECEIVABLE

In 2009 the Company made advances to an employee in the aggregate amount of $40,000. A loan balance of $20,988 was outstanding at December 31, 2008. These advances are due on demand and are accruing interest at the applicable federal rate. There were no repayments on the loan during 2009 and repayments of $6,012 during 2008.

11. NOTE RECEIVABLE

The note receivable is for consulting services performed in relation to Javo Beverage Company (an unrelated party) during 2009, and is to be paid in full on January 1, 2017. Interest only payments of 10% will be paid on the note until April 1, 2012, when the Company will receive 19 consecutive equal payments of $6,062.50 per month. The 20th payment is to be made on the maturity date. The Company received $5,880 of interest income on the note during 2009.

12. RENTAL INCOME

During 2009, the Company entered into an agreement with a related party to sublease segregated office space. Under the agreement the related party will pay a portion of expenses related to the office lease, administrative support and office supplies. During 2009 the related party paid the Company $35,029 for these expenses. Rental income for subsequent years will be determined based on the amount of these expenses paid by the Company and the extent to which the related party utilizes the space. The agreement will be terminated upon mutual agreement.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009 and 2008, the Company had net capital of $98,389 and $151,572, respectively, which exceeded minimum net capital requirements by $87,102 and $146,572, respectively.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ 2,633

As consideration for consulting services performed in relation to Javo Beverage Company (OTCBB: JAVO) during 2009, the Company received $600,000 cash, $121,250 note receivable (see Note 11) and 606,250 shares of Javo (worth $151,562 when the transaction closed), for total consideration of $872,812.

15. SUBSEQUENT EVENTS

During 2009, the Company received a partial payout of $23,043 on their $25,000 investment in Turnpike Global Technologies (Turnpike) as settlement on the acquisition of Turnpike by XATA Corporation (Nasdaq: XATA). The remaining investment is expected to be paid to the Company during 2010. In addition, the Company is entitled to receive between 3,000 and 4,000 shares of XATA in consideration of the transaction (based on the closing price of the XATA shares on February 24, 2010, the investment could be between approximately $9,000 and $12,000). The Company will record the investment at fair market value when received.

The Company plans to open a branch in San Diego during the first quarter of 2010. The office will employ the President / CEO of the Company and the firm expects to hire another one or two representatives for the branch during 2010.

Subsequent events have been evaluated through February 24, 2010, which is the date the financial statements were available to be issued.

Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2009

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2009.

TOTAL ASSETS		$ 648,813
Less: Total liabilities		169,225
NET WORTH		479,588
Less: Non-allowable assets		(356,277)
TENTATIVE NET CAPITAL		123,311
Less: Undue Concentration		(9,972)
Less: Haircuts		(14,950)
NET CAPITAL		98,389
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 11,287	
Minimum requirement	$ 5,000	
Greater of above		(11,287)
EXCESS NET CAPITAL		$ 87,102

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009)

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 98,929
Audit adjustments (net)	(540)
Final net capital	$ 98,389

The accompanying notes are an integral part of these exhibits.

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Exhibit III

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Salaries and commissions	$ 518,979	$ 621,448
Consulting fees	499,974	143,193
Moving expenses	36,101	-
Outside services	32,151	34,714
Travel	20,562	16,126
Charitable contributions	15,772	30,765
Insurance	15,764	18,755
Rent	15,456	51,745
Legal fees	14,443	212
Licensing fees	13,603	3,928
Accounting fees	12,600	11,670
Utilities	12,098	11,732
Financial operations officer fees	8,269	7,204
Meals and entertainment	7,276	15,350
Office expense	3,462	4,247
Equipment rent	1,866	2,405
Depreciation	1,632	1,446
Repairs and maintenance	1,620	860
Bank charges	807	164
Miscellaneous	1,843	3,411
	$ 1,234,278	$ 979,375

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 24, 2010

To the Board of Directors of
Niagara International Capital Limited:

In planning and performing our audit of the financial statements of Niagara International Capital Limited (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

6400 Sheridan Drive
Suite 230
Williamsville, NY 14221
p (716) 633-8885
f (716) 633-9469

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will no be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP